ProSharesTM

ProShare Advisors LLC

7501 Wisconsin Avenue

Suite 1000

Bethesda, MD 20814-6527

Phone: 240.497.6400

Fax: 240.497.6530

June 10, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ProShares Trust (the “Trust”)

(File Nos. 333-89822 and 811-21114)

Ladies and Gentlemen:

Transmitted herewith for filing on behalf of the Trust pursuant to Rule 485(a) under the Securities Act of 1933 (the “Securities Act) is Post-Effective Amendment No. 9 under the Securities Act and Amendment No. 16 under the Investment Company Act of 1940 to the Trust’s Registration Statement on Form N-1A. This filing is being made to register shares of eight new series of the Trust: CDX North America High Yield ProShares, CDX North America Investment Grade ProShares, CDX Ultra North America High Yield ProShares, CDX Ultra North America Investment Grade ProShares, CDX Short North America High Yield ProShares, CDX Short North America Investment Grade ProShares, CDX UltraShort North America High Yield ProShares and CDX UltraShort North America Investment Grade ProShares. No information relating to any other series of the Trust is amended or superseded thereby.

Should you have any comments or questions, please do not hesitate to contact me at (240) 497-6495.

Sincerely

/s/ Barry Pershkow
Barry Pershkow
Vice President and Counsel